Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Casper Sleep Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-236377) on Form S-8 of Casper Sleep Inc. of our report dated March 19, 2020, with respect to the consolidated balance sheets of Casper Sleep Inc. as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive loss, changes in convertible preferred stock and stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, which report appears in the December 31, 2019 annual report on Form 10-K of Casper Sleep Inc.

/s/ KPMG LLP

New York, New York
March 19, 2020